

Mail Stop 3561

August 1, 2017

Via E-mail
Fred W. Wagenhals
Chief Executive Officer
Ammo, Inc.
6401 East Thomas Road #106
Scottsdale, AZ 85251

  Re: Ammo, Inc.
     Form 10-K for the Year Ended December 31, 2016
     Filed March 16, 2017
     File No. 001-13101

Dear Mr. Wagenhals:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2017
Note 3 – Vendor Notes Receivable, page 12

1. We note you have recorded $1.77 million of goodwill as a result of your successful credit bid for the collateral related to the note receivable you held with ATAC. Please tell us your basis for recording goodwill related to this transaction, citing the authoritative literature that supports your accounting.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 423-8539 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining